Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31st 2014, Rio Alto Mining Limited

1. I, Scott Elfen P.E. am the Global Lead Geotechnical Services with Ausenco Engineering Canada Ltd, 855 Homer Street, Vancouver, British Columbia, V6B 2W2, Canada.

2. I graduated with a Bachelor of Science degree in Civil Engineering from the University of California, Davis in 1991.

3. I am a Registered Civil Engineer in the State of California by exam since 1996 (No. C56527). I am also a member of the American Society of Civil Engineers (ASCE) and Society for Mining, Metallurgy & Exploration (SME).

4. I have worked as an engineer in the minerals industry for over 20 years. I have been directly involved in the mining and evaluation of mineral properties internationally for precious and base metals.

5. I visited the La Arena property that is the subject of this report on August 20th of 2014.

6. I am responsible for Sections 18.10, 18.11, and co-responsible for portions of Sections 1, 25, and 26 of this report.

7. I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8. I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9. I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of February 2015 at Vancouver, Canada.

Scott Elfen
Global Lead Geotechnical Services
Ausenco Engineering Canada Ltd